CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 9, 2004, accompanying the consolidated balance sheets of Invisa, Inc. as of December 31, 2002 and 2003 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years then ended contained in the Registration Statement and Prospectus, which report contains an explanatory paragraph relating to certain significant risks and uncertainties which conditions raise substantial doubt about the Company's ability to continue as a going concern. We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts".

/s/ Grant Thornton LLP

Tampa, Florida
September 10, 2004